Exhibit 99.1

ASX/NASDAQ ANNOUNCEMENT

Benitec initiates a strategic engagement with NantVentures

•	An oncology-focused research and development collaboration is planned that will return Benitec to the clinic with a Phase II gene-silencing asset that has achieved proof of concept in a solid tumour-based indication
•	Chief Investment Officer of NantVentures, Jerel A. Banks, M.D., Ph.D. will be appointed to the Board
•	Placement of 19.99% shares to Nant Capital, LLC

Sydney, Australia, 24 October 2016: Benitec Biopharma Limited (ASX:BLT; NASDAQ: BNTC; NASDAQ: BNTCW) (“Benitec”) announces that it has commenced a strategic engagement with NantVentures. NantVentures was founded by Dr. Patrick Soon-Shiong and serves as the private investment arm of NantWorks and California Capital.

Benitec and NantVentures, with support from NantWorks, are planning an oncology-focused research and development collaboration in which Benitec would lead clinical development and preclinical evaluation of several assets.

Benitec’s Chief Executive Officer, Greg West said: “NantVentures is part of a major US pioneer of novel therapeutics. This is a very significant strategic engagement for Benitec. Through this relationship Benitec will return to the clinic using its ddRNAi technology in collaboration with NantVentures. Benitec will benefit from a strong shareholder who will be supportive and knowledgeable in our technologies and our marketplace.”

The strategic engagement includes an immediate placement to Nant Capital, LLC, an investment entity associated with NantVentures, of 29,305,819 fully paid ordinary shares in Benitec, representing 19.99% of its existing issued capital for a post-issue holding of 16.67%. The shares were priced at a 7 trading day VWAP up to the trading day prior to the execution of a Share Subscription Agreement - $0.0895 per share.

Approval of Benitec shareholders will be sought for the issue of up to an additional 29,305,819 fully paid ordinary shares to Nant Capital, LLC. If the issue proceeds in respect of the maximum number of shares, it would result in Nant Capital, LLC holding approximately 28.57% of the issued capital of Benitec, subject to any other shares being issued by Benitec.

It is intended that the capital raised will be used for the purpose of the proposed scientific collaboration between Benitec and NantWorks in clinical programs and for Benitec’s existing programs.

Benitec and NantVentures plan to enter into an oncology-focused research and development collaboration agreement in which Benitec would lead clinical development of a Phase II gene-silencing asset in an indication for which the asset has already demonstrated clinical proof of concept. If it proceeds, it is intended that the collaboration would involve continued clinical development of a gene-silencing asset for the treatment of a solid tumour-based indication and the initiation of a ddRNAi program that represents a second generation therapeutic for the treatment of this lead clinical indication.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com

Benitec will work with scientists, clinicians and consultants at NantWorks to finalize a research and development plan and budget with a targeted date for execution of an associated collaboration agreement of 30 December 2016. Benitec expects to be in a position to release further details regarding the research and clinical development collaboration following execution of that agreement. Benitec intends to fund the development plan in large part from equity issuances to Nant Capital and potentially other investors.

As the proposed research and development collaboration with NantVentures is subject to the execution of a definitive collaboration agreement, there can be no assurance that such an agreement will be entered into or as to the terms of any such agreement.

Jerel A. Banks, M.D., Ph.D, the Chief Investment Officer of NantVentures, will be appointed to the Board of Benitec Biopharma Limited and will offer himself for re-election at Benitec’s upcoming annual general meeting. Prior to joining NantVentures, Dr. Banks served as vice president, portfolio manager and research analyst for the Franklin Biotechnology Discovery Fund at Franklin Templeton Investments. Dr. Banks earned an M.D. from the Brown University School of Medicine and a Ph.D. in Organic Chemistry from Brown University and he holds an A.B. in Chemistry from Princeton University.

Dr. Jerel A. Banks said: “The team at Benitec have made solid progress in an important area of scientific research and development that has the potential to improve the standards of care across many clinical indications for which the unmet need remains significant.  Our investment in Benitec demonstrates our long-term interest and confidence in the Benitec technology and vision for the business as it strives to find innovative single administration treatments for human disease using gene therapy.”

Benitec Australia Investor Relations	Benitec United States Investor Relations
Market Eye Orla Keegan Director Tel: +61 (2) 8097 1201 Email: orla.keegan@marketeye.com.au	M Group Strategic Communications Jay Morakis Managing Director Tel: +1 212.266.0190 Email: jmorakis@MGroupSC.com

About NantVentures

NantVentures funds transformative ideas and technologies that enable enduring improvements in human life with a primary focus on healthcare, life sciences, medical diagnostics, mobile technology, semi-conductors, nano-optics, artificial intelligence, cloud computing, alternative energy and scientific innovations that are on the bleeding edge of biology, chemistry, and physics.  Capital investments in private and public entities range from single digit to multimillion-dollar commitments.  Dr. Patrick Soon-Shiong, the Founder and Chairman of NantVentures, is a physician, surgeon and scientist, who has pioneered novel therapies for both diabetes and cancer, published over 100 scientific papers, and has over 95 issued patents on groundbreaking advancements spanning myriad fields. From 1997 to 2010 Dr. Soon-Shiong served as founder, Chairman and CEO of two global pharmaceutical companies, American Pharmaceutical Partners and Abraxis BioScience. Both were acquired for multi-billion dollars in 2008 and 2010. In 2011 he founded NantWorks, an ecosystem of companies to create a transformative global health information and next generation pharmaceutical development network, for the secure sharing of genetic and medical information - empowering doctors to treat patients with proven precision at the first point of care and, ultimately, improving the lives of individuals, everywhere.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com

About Benitec Biopharma Limited:

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a biotechnology company developing innovative therapeutics based on its patented gene-silencing technology called ddRNAi or 'expressed RNAi'. Based in Sydney, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world, the company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including hepatitis B, wet age-related macular degeneration and OPMD. Benitec has also licensed ddRNAi to other biopharmaceutical companies for applications including HIV/AIDS, Huntington's Disease, chronic neuropathic pain and retinitis pigmentosa.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in the press release are subject to risks and uncertainties relating to the difficulties in Benitec’s plans to develop and commercialize its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec’s product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Not for release to any US wire service

This announcement has been prepared for publication in Australia and may not be released or distributed in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in the United States or any other jurisdiction. Any securities described in this announcement have not been registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions registered under the US Securiites Act or exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com